DLA Piper LLP (US) letterhead

November 12, 2009

Via EDGAR Filing

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	LECG Corporation
Preliminary Proxy Statement
Filed October 30, 2009
File No. 000-50464

Dear Ms. Garnett:

On behalf of our client, LECG Corporation, a Delaware corporation (the “Company”), we submit the following in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated November 9, 2009 in regard to the Company’s Preliminary Proxy Statement filed on October 30, 2009 (the “Proxy Statement”).  The Company is filing concurrently with this letter via EDGAR an amended Preliminary Proxy Statement, marked to indicate changes from the version filed on October 30.  To facilitate the Staff’s review, we repeat the captions and paragraphs from your comment letter, and are providing the following responses to the comments.  The page numbers set forth in the following discussion refer to the pages in the Proxy Statement as amended.

In addition to revisions in response to the Staff’s comments, we note that the Proxy Statement has been revised to include updated financial statement and pro forma financial information, substituting information for both LECG and Smart for the periods ended September 30, 2009 in place of information previously provided for the periods ended June 30, 2009.  We have also added information regarding the remaining director nominees, and the planned date for the Company’s 2009 Annual Meeting of Stockholders (the “Annual Meeting”).

General

1.                                       We note your response to comment 2.  Please be advised that a manually signed copy of the accountant’s report must be filed with your definitive proxy statement.  See Instruction 5 to Item 14 of Schedule 14A.

Response 1.  The Company acknowledges the Staff’s comment and will file a signed copy of the accountant’s report with the definitive proxy statement.  As permitted by Instruction 5 to Item 14 of Schedule 14A, the signature will be typed and the filing made electronically on EDGAR.

2.                                       We note your response to prior comment 4.  Please revise to disclose this information in the Q&A or the Summary of the proxy statement.

Response 2.  The Company has revised the disclosure in the Summary beginning on page 11 of the Proxy Statement to provide information regarding the minority shareholder interests in SMART Business Holdings, Inc. (“Smart”) and the reason for the allocation of the merger consideration to the holders of the preferred stock of Smart.  A corresponding change has been made on page 75.

Summary of the Merger, page 11

3.                                       We note your response to prior comment 8.  Please be advised that the scope of a general disclaimer should not be overly broad or imply that you are not responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the proxy statement not misleading.  As currently drafted, your disclaimers inappropriately suggest that shareholders would not be able to rely on disclosure you have included in the proxy statement even if the company is on notice or reasonably should have been on notice of material information that contradicts or renders misleading the disclosure regarding contractual provisions of the merger agreement.  Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided or will provide corrective disclosure.

Response 3.  The Company has made revisions to clarify the scope of the disclaimer on pages 12 and 74 of the Proxy Statement.

LECG’s existing stockholders will not receive any of the proceeds from the Investment, page 24

4.                                       In order to put this risk in better context for investors, please note that $21 million of the $25 million of proceeds from the Investment will be used for “working capital and general corporate purposes,” as you disclose on page 102.

Response 4.  The Company has revised the disclosure on page 25 of the Proxy Statement regarding the use of the proceeds from the Investment.

Selected Unaudited Pro Forma Condensed Combined Financial Data of LECG and Smart, page 37

5.                                       Please revise the line item “Loss from operations before income taxes” to “Loss before income taxes” consistent with your pro forma condensed combined statements of operations.

Response 5.  The Company has made revisions on page 38 of the Proxy Statement to change the line item “Loss from operations before income taxes” to “Loss before income taxes.”

Background of the Merger and the Investment, page 54

6.                                       We note your response to comment 16 and your revised disclosure.  Please revise to clarify when the Committee stopped actively seeking strategic alternatives other than the proposal from Smart.

Response 6.  The Company has revised the disclosures on page 59 of the Proxy Statement to clarify when the Committee stopped actively seeking strategic alternatives other than the proposal from Smart.

7.                                       Please revise to clarify whether proposals from Dr. Teece and the private equity firms were solicited by the board or the independent committee of the board.  Also, clarify Dr. Teece’s role in these proposals and whether he was acting at the request of or on behalf of LECG.

Response 7.  The Company has revised the disclosures on page 58 of the Proxy Statement to clarify that the proposals from Dr. Teece and the private equity firms were not solicited by the board or the Committee of Independent Directors of the Company’s board of directors, and to clarify Dr. Teece’s role in these proposals, including that he was not acting at the request of or on behalf of LECG.

8.                                       Please provide a more detailed description of how Mr. Samek became aware of LECG’s interest in a possible business combination.  Clarify whether his initial contact with the CEO of LECG was solicited or unsolicited.

Response 8.  The Company has revised the disclosures on page 58 of the Proxy Statement to provide a further description of how Mr. Samek became aware of LECG’s potential interest in a business combination, and to clarify that his initial contact with the CEO of LECG was not solicited.

9.                                       We note that the parties amended the merger agreement on September 25, 2009.  To the extent material, please revise to discuss any negotiations leading up to this change.

Response 9.  Supplementally, we advise the Staff that the amendment to the merger agreement on September 25, 2009 was made at the request of the Great Hill Entities, solely to designate an alternate representative of the Great Hill Entities for service on the Company’s board of directors (John G. Hayes was designated in place of James P. Dougherty).  There were no negotiations leading up to that change, and the Committee of Independent Directors of the Company’s board of directors did not consider the amendment to be material.

LECG’s Reasons for the Merger, page 60

10.                                 We note your response to comment 19 and your revised disclosure.  Please clarify, if true, that the Board, in reaching its decision to recommend the merger, assumed that the Investment would be consummated in conjunction with the Merger.  In addition, please explain in greater detail the Board’s reasoning for determining that it was better for the company to pursue the Merger in conjunction with the Investment, rather than pursuing only the Merger or the Investment on its own.

Response 10.  The Company has revised the disclosure on page 61 of the Proxy Statement to clarify that the board recognized and understood that Smart and Great Hill would only engage in the transactions with LECG if the Merger and the Investment were consummated simultaneously.  The Company has also revised the disclosure to clarify the reasoning behind the board’s decision that the simultaneous consummation of the Investment and the Merger was integral to the success of the Merger.

11.                                 We note the disclosure that a majority of the board believes that the Merger will provide you with a substantial increase in revenues and profits.  We also note that the pro forma financial information indicates an increase in net losses for the combined company.  Please revise to clarify whether the board considered this increase in net losses.

Response 11.  The Company has revised the disclosures on page 61 of the Proxy Statement to reflect that the board was aware of the pro forma increase in net losses.

Opinion of LECG’s Financial Advisor, page 64

12.                                 Please tell us the purpose of the September 2009 Investor Discussion materials that you provided to us in response to prior comment 26.  In addition, we note that the results of William Blair’s financial analyses as described in these materials are different from the results appearing in the August 17, 2009 presentation to the LECG board.  Please tell us whether the board received the more recent data from William Blair and why you have not disclosed this data in the proxy statement.

Response 12.  Supplementally, we advise the Staff that the September 2009 Investor Discussion materials are a draft presentation oriented toward the investment community.  This draft was never used for any actual presentation.  It was not presented to any investors, nor provided to the Company’s board of directors.  The draft was not prepared until after the fairness opinion presentation and the related decisions by the Company’s board of directors had already occurred — it was not relevant to those proceedings.  The presentation was provided to the Staff because it made use of material contributed by William Blair (as well as Company management).  We have been unable to identify the noted difference in analysis.

Amendment and Waiver, page 92

13.                                 We note that you will supplement the proxy statement to disclose any material amendment or waiver.  Please revise to disclose whether you will provide any minimum amount of time for investors to review such supplement prior to the date of the meeting and whether investors will have an opportunity to change their votes after receiving such supplemental material.  In addition, please revise to disclose your intention to re-solicit votes, if appropriate, as stated in your response to prior comment 33.

Response 13.  The Company has revised the disclosures on page 93 of the Proxy Statement to indicate that it will provide at least five business days for investors to review any such supplement prior to the date of the meeting, and to indicate that investors are permitted to change their votes at any time until the closing of the polls at the Annual Meeting, and therefore will have an opportunity to change their votes after receiving supplemental material.  The Company has also revised the disclosures on page 93 of the Proxy Statement to indicate its intention to re-solicit votes, if appropriate.

Information about the Directors and Nominees, page 142

14.                                 We note your response to comment 39; however, please also revise your disclosure to include this information for your current board members.  For example, with respect to Mr. Bouton, it is unclear what positions he held between 2004 and 2006.  Similarly, with respect to Mr. Samek, it is unclear what years he held the positions described.

Response 14.  The Company has revised the disclosure beginning on page 146 of the Proxy Statement to include the requested biographical information for each of the nominees, including current board members.

Restricted Stock Awards, page 160

15.                                 We reissue comment 42, in part.  Please explain why Mr. Fife and Ms. Bussone were the only executives to receive these awards (besides Ms. Tully).  In addition, we note your added disclosure regarding “an outside consultant.”  Please explain in greater detail the role of this outside consultant and the substance of its report.

Response 15.  Supplementally, we advise the Staff that there were only two other executive officers of the Company at the time of these stock awards, Michael Jeffery (the CEO) and Christopher Aiken (who had served as Executive Vice President, Head of Corporate Development until his resignation in February 2009).  Mr. Jeffery, as CEO, has unique compensation arrangements and was not under consideration for an award.  Mr. Aiken, because of his different functional role, had significantly less involvement in implementing the restructuring measures, which had been a primary focus of management efforts in the relevant period.  We note that the disclosure regarding the report of an outside consultant is in reference to the same executive compensation report described on the previous page, in the second paragraph under “Equity Compensation.”  The Company has revised the disclosures on pages 166 and 167 of the Proxy Statement to further explain the role of this outside consultant and the substance of its report.

Incorporation by Reference, page 176

16.                                 Please tell us why you did not incorporate your 10-Qs for the first three quarters of 2009, or revise the disclosure to specifically incorporate these reports.

Response 16.  Supplementally we advise the Staff that, in accordance with Instruction 3 to Item 14 of Schedule 14A, we did not consider the information included in the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 or September 30, 2009 to be material to a voting decision by the Company’s stockholders on the proposals included in the Proxy Statement. The financial information and related Management Discussion and Analysis for the quarter and nine months ended September 30, 2009 are provided in the Proxy Statement.

*                                         *                                         *

LECG Corporation acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (650) 833-2111 if you have additional comments or questions regarding this response.

Very truly yours,

DLA Piper LLP (US)

/s/ Bradley J. Rock
Bradley J. Rock
Partner

Admitted to practice in California

cc:  Steven R. Fife, Chief Financial Officer, LECG Corporation